EXHIBIT 12-18

DTE ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six
	Months	Year Ended December 31
	Ended
	6/30/99	1998	1997	1996

	(Millions, except for ratio and percent)

Net income	$225	$443	$417	$309

Taxes based on income:

Income taxes	27	154	257	221

Municipal and state	2	3	4	3

Total taxes based on income	29	157	261	224

Fixed charges:

Interest expense	165	319	297	291

Allowance for funds used during construction	3	—	—	—

Interest factor of rents	17	34	34	34

Preferred stock dividend factor	—	7	18	26

Total fixed charges	185	360	349	351

Earnings before taxes based on income and fixed charges	$439	$960	$1,027	$884

Ratio of earnings to fixed charges	2.37	2.67	2.94	2.52

Preferred stock dividends	$—	$6	$12	$16

Dividends meeting requirement of IRC Section 247	$—	$4	$4	$4

Percent deductible for income tax purposes	—	40.00%	40.00%	40.00%

Amount deductible	—	2	2	2

Amount not deductible	—	4	10	14

Ratio of pretax income to net income	—	1.35	1.61	1.69

Dividend factor for amount not deductible	—	5	16	24

Amount deductible	—	2	2	2

Total preferred stock dividend factor	$—	$7	$18	$26